SunAmerica Asset Management

SunAmerica Asset
Management, LLC
Harborside Financial Center
3200 Plaza 5
Jersey City NJ 07311-4992

201.324.6378
201.324.6364 Fax
thomas.peeney@sunamerica.com

Thomas D. Peeney
Vice President & Assistant General Counsel

November 26, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	SunAmerica Equity Funds (the “Trust”)

Post-Effective Amendment No. 64 to Registration Statement on Form N-1A

Securities Act File No. 033-08021

Investment Company Act File No. 811-04801

Ladies and Gentlemen:

On behalf of the Trust, and pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”), we hereby transmit for filing with the Securities and Exchange Commission, Post-Effective Amendment No. 64 to the Trust’s Registration Statement under the 1933 Act and Amendment No. 59 to the Trust’s Registration Statement under the Investment Company Act of 1940, as amended (the “Amendment”). The Amendment is being filed on behalf of SunAmerica Japan Fund and SunAmerica International Dividend Strategy Fund, each a series of the Trust (the “Funds”).

The Amendment is being filed to register Class W shares of the SunAmerica International Dividend Strategy Fund. The only changes made in the Amendment to the Funds’ current Prospectus and Statement of Additional Information are to add disclosure regarding Class W shares to the fee table and expense example and to add disclosure about the characteristics of Class W shares, including the eligibility and suitability considerations for the class. Accordingly, on behalf of the Trust, we hereby request selective review of the Amendment.

It is proposed that the Amendment will become effective on January 28, 2015 pursuant to Rule 485(a)(1) under the 1933 Act.

Any questions or comments on the Amendment should be directed to the undersigned at (201) 324-6378.

Very Truly Yours,

/s/ Thomas D. Peeney
Thomas D. Peeney